Company Contact: Tecnomatix Technologies Ltd. Oren Steinberg +972-9-9594755 osteinberg@tecnomatix.com	Company Investor Contact: Tecnomatix Technologies Ltd. Marsha Shalvi +972-9-9594733 +972-54-942180 mshalvi@tecnomatix.com	Investor Contact: The Ruth Group David Pasquale +646-536-7006 dpasquale@theruthgroup.com

TECNOMATIX ANNOUNCES FIRST QUARTER 2003 RESULTS
Secures $25 Million, 4-Year Credit Line

Herzlia, Israel, April 30, 2003 — Tecnomatix Technologies Ltd. (NASDAQ-TCNO), the driving force in Manufacturing Process Management (MPM), today announced its financial results for the first quarter ended March 31, 2003.

Revenues for the first quarter of 2003 were $20.6 million, compared to $20.4 million for the first quarter of 2002. Operating loss for the quarter was $1.6 million, compared to an operating loss of $0.1 million for the first quarter of 2002. Net loss for the first quarter of 2003 was $1.4 million or $(0.13) per diluted share, compared to a net loss of $0.5 million or $(0.05) per diluted share for the first quarter of 2002. Net income for the first quarter of 2003 includes special charges of $1.5 million associated with restructuring expenses, including primarily severance-related expenses. Net income for the first quarter of 2002 includes special charges of $0.8 million associated with amortization of acquired intangibles.

Excluding the special charges of $1.5 million, operating loss for the first quarter 2003 was $0.1 million, compared to an operating income, excluding special charges of $0.8 million, of $0.7 million for the first quarter last year. Net income for the first quarter of 2003, excluding special charges of $1.5 million, was $0.1 million, or $0.01 per diluted share, compared to a net income, excluding special charges of $0.8 million, of $0.2 million or $0.02 per diluted share for the first quarter of 2002.[1]

At March 31, 2003, the Company had a $37.1 million balance of cash and cash equivalents, short-term investments and long-term investments. In addition, the Company announced it has secured a $25 million, four-year credit line from Bank Hapoalim. This credit line will be secured by certain pledges on the Company’s assets, and may be used by the Company for refinancing of debt under its convertible subordinated notes which are due in August 2004.

1	The Company’s management believes that the presentation of operating income (loss) and net income (loss) excluding special charges provides useful information to investors because management does not consider restructuring expenses to be part of the Company’s on-going operations or meaningful in evaluating the Company’s future.

“I am pleased with our progress this quarter. Despite a difficult business environment, we achieved year-over-year growth, reduced our debt, reported a positive cash flow and continued to execute on the initiatives that will drive our ongoing growth and profitability,” said Harel Beit-On, chairman and chief executive officer.

“We are encouraged by our success in expanding our relationships with existing customers and the adoption of our MPM solutions by new customers and industries. In the automotive industry, the world’s leading OEMs and their suppliers continue to expand deployment of our eMPower Enterprise Solutions, building on the benefits they are achieving from planning and managing their manufacturing processes with our software. In the electronics industry, we are also seeing growing demand for our eMPower Box Build and eMPower Factory Execution Systems as customers incorporate these solutions to their planning and manufacturing processes. New customer wins included Siemens VDO Automotive, electronic manufacturing service providers Creation Technologies, EPM, and Innerstep, as well as Domodedovo International Airport, which will use eMPower to plan passenger flow and ground services operations.

“We are also pleased with the progress of our alliance with EDS,” continued Beit-On. “EDS formally began selling the Tecnomatix suite of solutions and we delivered the first integrated EDS/Tecnomatix product to customers during the quarter. We continue to invest in sales and R&D projects and expect to see more tangible results late in 2003 and beyond. This quarter, we also renewed our partnership with Fuji Machine Manufacturing Company Ltd., which allows users to plan and off-line program PCB assembly processes and download the programs directly to the Fuji PCB assembly machines on the shop floor.

     “Finally, I am proud to announce that our eM-Assembly Expert product received the Excellence in Electronics Packaging and Production Award from Electronic Packaging & Production Magazine.
eM-Assembly Expert 1.3 took first place in the Software/Programming Equipment category. This award was given to us during the APEX electronics industry trade show.”

Forward-Looking Guidance

Oren Steinberg, chief financial officer and executive vice president of Tecnomatix Technologies said, “We are committed to our outlook for 2003 and expect to achieve revenue growth of approximately 5% to 10% over 2002, with improved profitability. Our new credit line further strengthens our financial position and gives us added flexibility in supporting our existing customers and in pursuing revenue opportunities.”

Investor Conference Call/Webcast Details

Tecnomatix will review detailed first quarter 2003 results on April 30, 2003 at 8:30AM EDT. The conference call-in number is 785-832-0201. A replay will be available from 12:30PM EDT on April 30 through midnight EDT, May 7. The replay number is 800-753-4652 (domestic) or 402-220-4235 (international). The confirmation identification is TCNO. The live call and replay will also be accessible over the web at www.tecnomatix.com.

About Tecnomatix Technologies Ltd.

Tecnomatix Technologies Ltd. (NASDAQ: TCNO) is the driving force in Manufacturing Process Management (MPM). Today’s leading global manufacturers are adopting MPM solutions to expand revenue potential and reduce costs by enhancing manufacturing’s ability to support the business strategy of choice. These companies are using Tecnomatix eMPower solutions to accelerate product introductions, shorten time to volume, and optimize production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise.

For additional information about why automotive, electronics, aerospace and other discrete manufacturing leaders — such as BMW, Ford, GM, Mazda, Comau, Faurecia, Sanmina-SCI, Solectron, Nortel, Philips, Boeing, Airbus, GE Aircraft Engines, Lockheed Martin - have been turning to Tecnomatix MPM solutions, visit www.tecnomatix.com

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

— Tables Follow —

TECNOMATIX TECHNOLOGIES LTD

Results Excluding Special Charges*
U.S $ in thousands, except per share data	Three months ended
	3/31/2003	3/31/2002

Revenues
Software license fees	8,468	9,075
Services	12,132	11,295

Total revenues	20,600	20,370

Costs and expenses

Software license fees	2,487	2,289

Services	3,737	3,796

Research and development, net	3,757	3,508

Selling and marketing	9,436	9,008

General and administrative	1,279	1,108

Total costs and expenses	20,696	19,709

Operating income (loss)	(96)	661

Financial income (expense), net	232	(312)

Income (loss) before taxes on income	136	349

Provision for income taxes	(17)	6

Income (loss) after taxes on income	119	355

Equity share in net income (loss) of an affiliate company	(59)	(130)

Net income (loss)	60	225

Diluted earnings (loss) per share:
Net Income (loss)	0.01	0.02

Weighted average number of shares outstanding:
Diluted	10,873,701	11,484,968

* Special charges excluded from the above results are Restructuring and Asset Impairment and Amortization of Acquired Intangibles

TECNOMATIX TECHNOLOGIES LTD.

Reconciliation of Net Income (Loss) Excluding Special Charges and GAAP Net Income (Loss)
Consolidated Statements of Operations
U.S $ in thousands

The following supplemental information provides a reconciliation between net income (loss) excluding special charges and net income (loss) according to generally accepted accounting principles (GAAP).
This supplemental information is not prepared in accordance with GAAP.

	Three months ended
	3/31/2003	3/31/2002

Net income (loss) excluding special charges	60	225
Reconciling items to GAAP net income (loss) :—
Restructuring costs and assets impairment	(1,487)	0
Amortization of acquired intangibles	0	(765)

Total pro forma adjustments	(1,487)	(765)

GAAP net income (loss)	(1,427)	(540)

TECNOMATIX TECHNOLOGIES LTD.

Consolidated Statements of Operations
U.S $ in thousands, except per share data	Three months ended
	3/31/2003	3/31/2002
Revenues
Software license fees	8,468	9,075
Services	12,132	11,295

Total revenues	20,600	20,370

Costs and expenses
Software license fees	2,487	2,289
Services	3,737	3,796
Amortization of acquired intangibles	—	765
Research and development, net	3,757	3,508
Selling and marketing	9,436	9,008
General and administrative	1,279	1,108
Restructuring costs and assets impairment	1,487	—

Total costs and expenses	22,183	20,474

Operating income (loss)	(1,583)	(104)
Financial income (expense), net	232	(312)

Income (loss) before taxes on income	(1,351)	(416)
Provision for income taxes	(17)	6

Income (loss) after taxes on income	(1,368)	(410)
Equity share in net income (loss) of an affiliate company	(59)	(130)

Net income (loss)	(1,427)	(540)

Basic earnings (loss) per share:
Net Income (loss)	(0.13)	(0.05)

Diluted earnings (loss) per share:
Net Income (loss)	(0.13)	(0.05)

Weighted average number of shares outstanding:
Basic	10,651,179	10,523,992

Diluted	10,651,179	10,523,992

TECNOMATIX TECHNOLOGIES LTD.

Condensed Consolidated Balance Sheets U.S $ in thousands
	3/31/2003	12/31/2002

Current Assets:
Cash and cash equivalents	7,073	10,466
Short-term investments	4,868	5,981
Receivables:
Trade	25,374	27,671
Related parties	710	695
Other and prepaid expenses	5,551	5,212

Total current assets	43,576	50,025

Non-current receivables	938	915

Long-term investments in bonds	24,777	25,472

Property and equipment, net	5,864	6,108

Goodwill, net	17,210	17,210

Acquired intangibles, net	—	—

Other assets, net	16,664	16,613

Total assets	109,029	116,343

Current Liabilities:
Payables:
Trade	2,003	2,950
Deffered Revenue	6,558	4,659
Other and accrued expenses	13,325	14,956

Total current liabilities	21,886	22,565

Provision for losses from
investment in an affiliate company	586	526

Accrued severance pay, net	917	907

5.25% Convertible subordinated notes	31,645	37,428

Shareholders’ equity	53,995	54,917

Total liabilities and shareholders’ equity	109,029	116,343